Exhibit 10.11

Execution Version

LEASE AGREEMENT

by and between

PROJECT ANGEL, LLC,

an Ohio non-profit limited liability company

(“Landlord”)

and

ENSEMBLE RCM LLC,

D/B/A ENSEMBLE HEALTH PARTNERS,

AN OHIO NON-PROFIT LIMITED LIABILITY COMPANY

(“Tenant”)

32.	AUTHORITY	26

33.	ESTOPPEL CERTIFICATES	26

34.	ENTRY BY LANDLORD	26

35.	RIGHT OF FIRST OFFER	26

36.	BANKRUPTCY	28

37.	TRANSFER OF LANDLORD’S INTEREST; LIMITATION OF LIABILITY	28

38.	TIME OF ESSENCE	28

39.	ENTIRE AGREEMENT	29

40.	ATTORNEYS’ FEES	29

41.	GOVERNING LAW	29

42.	JURISDICTION	29

43.	WAIVER OF JURY TRIAL	29

44.	PATRIOT ACT	29

45.	CONFIDENTIALITY	30

46.	CAPTIONS	30

47.	STRICT CONSTRUCTION	30

48.	EFFECT OF DELIVERY OF THIS LEASE; EFFECTIVE DATE	30

49.	NET LEASE	30

50.	EXHIBITS AND SCHEDULES	31

LIST OF EXHIBITS

Exhibit A	Legal Description of Land
Exhibit B	Site Plan
Exhibit C	Work Letter
Schedule 1	Building square footage determinations
Schedule 2	Operating Expense Proration by Phase

LEASE AGREEMENT

THIS LEASE AGREEMENT (“Lease”) is entered into by and between PROJECT ANGEL, LLC, an Ohio non-profit limited liability company (“Landlord”) (which is the successor by merger to Reed Hartman Grooms Development 2 LLC), whose address is 1701 Mercy Health Place, Cincinnati, Ohio 45237, and ENSEMBLE RCM LLC d/b/a ENSEMBLE HEALTH PARTNERS, an Ohio non-profit limited liability company (“Tenant”), whose principal address is 4605 Duke Drive, Suite 600, Mason, Ohio 45040, as of the Effective Date.

In consideration of the promises and covenants herein set forth and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties mutually agree as follows:

1.	CONSTRUCTION AND DEVELOPMENT OF PREMISES

(a) Landlord is the owner of a 51.2948 acre tract located at 11311 Reed Hartman Highway, Blue Ash, Ohio 45241 and described on attached Exhibit A (the “Land”). Landlord intends to renovate and expand the existing buildings on the Land consisting of Buildings B, C, D and E and the conference center outbuilding A (the “Conference Center” and collectively with Buildings B, C, D, and E, the “Building”) for lease of the Land and Building to Tenant including driveways, walkways, easement and license rights with respect to the Access Drive and the Tunnel described in Section 2(b), parking areas, open spaces, common areas, utility facilities, storm water detention facilities, landscaping and other site improvements as generally shown on the site plan attached as Exhibit B (the “Site Plan”). The Building, exclusive of the Conference Center, will have 390,096 rentable square feet of conditioned space and the Conference Center will have 10,200 rentable square feet of conditioned space as shown on the determination of square footage by Landlord’s architect attached as Schedule 1. The Land, the Building and other improvements on the Land are collectively referred to as the “Premises”

(b) Landlord shall design and construct, or cause to be designed and constructed on its behalf, the “Work” as defined and described in the work letter attached hereto as Exhibit C and made a part hereof (the “Work Letter”). Landlord shall not be responsible to construct or pay for “Tenant’s Work” as defined and described in the Work Letter or “Additional Work” as defined below. The Premises shall be leased by Tenant in its “AS-IS” condition as of the date of occupancy by Tenant for the purpose of conducting its business therein.

2.	PREMISES

(a) Landlord, in consideration of the rents, covenants, terms and conditions of this Lease, leases to Tenant the Premises, including, throughout the Term, the exclusive right to use all driveways, walkways, parking areas, landscaping, open spaces and common areas located on the Premises, subject only to the rights described in (b) below, matters of record and easements or other rights necessary or appropriate to construct the Work or created or to be created in connection with the City Agreements (as defined in Section 17). Except as set forth in the immediately preceding sentence or otherwise permitted under this Lease, Landlord shall not use or occupy, and shall not grant or permit any other party the right to use or occupy, the Premises, or any part thereof, without the prior written consent of Tenant, which shall not be unreasonably withheld, delayed or conditioned. Landlord shall not, other than the Work contemplated under this Lease or as otherwise permitted hereunder, modify the Premises, remove Land or improvements from the Premises, or subdivide the Premises without the prior written consent of Tenant.

(b) The Premises includes, and will be subject to, a non-exclusive access easement for a perimeter roadway connecting to the signalized access points on Reed Hartman Highway as shown on the Site Plan (the “Access Drive”) and the non-exclusive right, pursuant to a License Agreement between Landlord and Reed Hartman Grooms Development LLC dated November 2, 2018, to use an existing tunnel under Reed Hartman Highway (the “Tunnel”). Additional property currently owned by Landlord north of the Premises also shall have the right to use the Access Drive.

3.	INITIAL TERM AND RENEWAL TIM

(a) The space in the Building will be available for occupancy by Tenant on a phased basis with space available for occupancy by Tenant (and completion by Tenant of Tenant’s Work) anticipated to be on the following schedule (each, a “Phase”):

(i)	Building B and Building C (including Penthouse C) consisting of 145,880 square feet by January 31, 2020;

(ii)	Building E - El-E, El-W, EP-E and EP-W consisting of 71,911 square feet by March 31, 2020;

(iii)	Building E - E-2-W and E-3-W consisting of 39,664 square feet by April 30, 2020;

(iv)	Building D (including Penthouse D) consisting of 62,655 square feet by May 15, 2020;

(v)	the Conference Center consisting of 10,200 square feet by August 3, 2020; and

(vi)	the balance of the Building consisting of 69,986 square feet by August 31, 2020.

(b) The Initial Term of this Lease (the “Initial Term”) shall begin as to a Phase on the date on which such Phase of the Premises is available for occupancy by Tenant (the “Initial Occupancy Date”) and shall terminate fifteen (15) Lease Years after the Commencement Date. A Phase will be deemed “available for occupancy by Tenant” when such Phase is Substantially Complete as defined in Section 8(b) of the Work Letter. The “Commencement Date” shall be June 1, 2020. The first “Lease Year” shall begin on the Commencement Date and shall end on the last day of the twelfth (12th) full calendar month thereafter. Thereafter, each succeeding twelve month period shall be a “Lease Year.”

(c) If Tenant is not in default in any material respect under this Lease beyond any applicable cure period, Tenant may, at its option, extend the Initial Term for the Premises for three (3) additional periods of five (5) Lease Years each (each a “Renewal Term”). Tenant shall exercise such option(s) if at all by giving Landlord written notice of Tenant’s intention to extend the Initial Term or the effective Renewal Term for all or any portion of the Premises on or before three hundred and sixty (360) days before the expiration of the then effective Term. If the Term is so extended, Base Rent and any refurbishment allowance and other tenant inducements shall be determined as set forth in Section 4 below. Except for Base Rent and any refurbishment allowance and other tenant inducements agreed upon by Landlord and Tenant, Tenant’s lease of the Premises during the Renewal Term shall be on the same terms as provided in this Lease for the Initial Term, provided that Landlord shall have no obligations under the Work Letter and Tenant shall have one less Renewal Term.

(d) The Initial Term and the Renewal Terms shall be collectively referred to as the “Term.” Except as otherwise contemplated in this Lease to the contrary, upon the expiration or termination of this Lease, the parties shall be released of all obligations under this Lease accruing from and after such expiration or termination except those which specifically survive such expiration or termination.

4.	RENT

(a) Tenant shall pay to Landlord as base rent for the Premises an amount (“Base Rent”) determined as follows:

(i)

commencing as of the Initial Occupancy Date for each Phase (other than the Conference Center), Base Rent for such Phase at the rate of $14.25 per square foot per annum based upon the square footage contained in such Phase as set forth in Section 3(a) and Schedule 1;

(ii)	commencing as of the Initial Occupancy Date for the Conference Center, the Base Rent for the Conference Center at the annual rate of $30,600;

(iii)

on such date as the total amount of square footage of Phases (exclusive of the Conference Center) made available for occupancy by Tenant equals or exceeds 320,110 square feet (based upon the square footage contained in such Phases as set forth in Section 3(a) and Schedule 1), the Base Rent will be adjusted to the annual rate of $5,558,868 (based on $14.25 per square foot for all 390,096 square feet in the Building exclusive of the Conference Center), plus any Base Rent for the Conference Center as determined under (ii) above; and

(iv)

at such date as all Phases have been made available for occupancy by Tenant, the Base Rate will be adjusted to the annual rate of $6,030,276.48 (consisting of annual Base Rent of $15.38 per square foot for all 390,096 square feet in the Building exclusive of the Conference Center and annual Base Rent for the Conference Center of $30,600).

(b) The Base Rent may be increased due to Change Order Costs as provided in Section 14 of the Work Letter. The Base Rent for the second and each succeeding Lease Year of the Term shall be increased and calculated on the basis of one hundred and one and one- half percent (101.5%) of the Base Rent for the preceding Lease Year with the Base Rent for the purpose of the initial Lease Year being the amount set forth under Section 4(a)(iii) (as may be adjusted as provided in Section 14 of the Work Letter).

(c) Base Rent is payable in equal monthly installments in advance on the first day of each month and shall be prorated on a daily basis for any partial month.

(d) In addition to Base Rent, Tenant shall pay Taxes pursuant to Section 6, insurance expenses pursuant to Section 10(g) and be responsible for utilities and certain maintenance and other expenses under this Lease (collectively, “Additional Rent”). As used in this Lease, the term “Rent” includes Base Rent and Additional Rent. Tenant shall be responsible for Additional Rent for a Phase, calculated as set forth in attached Schedule 2, commencing upon the Initial Occupancy Date for such Phase. Commencing on the date that the total amount of square footage of all Phases, exclusive of the Conference Center, made available for occupancy by Tenant equals or exceeds 320,110 square feet, Tenant will be responsible for the Additional Rent for the entire Premises.

(e) Following the Commencement Date, the Landlord and Tenant shall enter into an amendment to this Lease to confirm the Commencement Date, the amount of the Base Rent for the First Lease Year and each succeeding Lease Year during the Initial Term and the amount of the monthly installments of Base Rent.

(f) For each Renewal Term, the applicable Base Rent shall be a fixed annual rate per rentable square foot of the Premises for the entire Renewal Term and shall be based on Market Terms. As used herein, the term “Market Terms” means the then prevailing market rate per rentable square foot for base rent for tenants of comparable quality given by landlords for leases with new tenants in buildings of comparable size, use, location and quality in the Greater Cincinnati area (the “Market Area”), and the prevailing market refurbishment allowance and other tenant inducements then customarily prevailing in such leases with tenants renewing in their existing space in the Market Area and excluding the value of any Additional Work installed by Tenant under Section 9.

(g) During the thirty (30) days following Tenant’s exercise of its right to extend the Term of this Lease for a Renewal Term, Landlord and Tenant shall negotiate diligently and in good faith to agree to the then-prevailing fair market rental rate and any refurbishment allowance and other tenant inducements for the Premises. If, despite such diligent and good faith negotiations, Landlord and Tenant cannot reach agreement within such thirty-day period, then the fair market rental rate for such Renewal Term shall be determined by appraisal. Such appraisal shall take into account a prevailing market refurbishment allowance or other such customary prevailing tenant inducements for the renewal. Landlord and Tenant shall each appoint one (1) appraiser within twenty (20) days following expiration of such thirty-day period (i.e., within fifty (50) days after Tenant’s exercise of its right to renew this Lease for the Renewal Term), and such two (2) appraisers shall submit their written appraisal reports as to the prevailing market rental rate of the Premises to both Landlord and Tenant within thirty (30) days of their appointment. If the two (2) appraisals are ten percent (10%) or less apart, the prevailing market rental rate shall be the average of such two (2) appraisals. If, however, those two (2) appraisals are more than ten percent (10%) apart, these two appraisers shall jointly appoint a third appraiser within twenty (20) days thereafter. If the first two (2) appraisers are unable to agree on a third appraiser within the time allowed, they shall in lieu thereof each promptly select the names of two (2) willing and qualified appraisers, and from the four (4) parties so named one shall be drawn by lot, and the party whose name is so drawn shall be the third appraiser. The third appraiser shall then select one of the first two (2) appraisals and submit his decision to Landlord and Tenant within thirty (30) days following his/her appointment. The appraisal so selected shall determine the prevailing fair market rental rate for the Premises which shall be binding on the parties. Landlord and Tenant shall promptly thereafter execute an amendment to this Lease, which memorializes the Rent as computed herein. If either party refuses or neglects to appoint an appraiser as aforesaid, or should the appraiser appointed by either party refuse or neglect to appoint the third appraiser as aforesaid, then the decision of the appraiser appointed by the party not refusing to make the appointment shall govern. Each such appraisal shall be in accordance with the American Institute of Real Estate Appraisers (MAI) standards and each such appraiser shall be an MAI. Landlord and Tenant shall each pay the cost of their respective appraiser. The cost and expense of the third appraiser shall be paid and shared equally by Landlord and Tenant.

(h) If Tenant fails to pay any installment of Base Rent, Additional Rent or other amount due hereunder when due, Tenant shall pay Landlord a late fee of 5% of such amount due. In addition, if Base Rent, Additional Rent or any other amounts due hereunder are not paid within ten (10) days after due, Tenant shall pay annual interest on such amounts until paid equal to the Rate. For purposes of this Lease, the term “Rate” means the prime rate (as published in the Wall Street Journal or similar publication) plus 5%.

5.	[INTENTIONALLY DELETED]

6.	REAL PROPERTY TAXES AND ASSESSMENTS

(a) Tenant shall pay the taxing authority directly (or, if requested by Landlord, reimburse Landlord therefore as Additional Rent) within thirty (30) days after Tenant’s receipt of an invoice from Landlord or the taxing authority for any Taxes due and payable during the Term. Tenant’s obligation to reimburse Landlord for Taxes shall specifically exclude any amounts for net income, capital, stock, succession, transfer, franchise, gift, estate or inheritance taxes. In addition, Tenant shall pay, prior to delinquency, all taxes assessed and levied upon the trade fixtures, furnishings, equipment and other personal property of Tenant contained in the Premises.

(b) As used herein, the term “Taxes” shall include any form of tax, assessment or levy, any payment in substitution or lieu thereof (including but not limited to service payments under the City Agreements), repayment or clawback of exempted taxes, general, special, ordinary or extraordinary, of every kind and nature whatsoever, that may be taxed, charged, levied or imposed with respect to the Premises, amounts paid with respect to the Premises or this Lease or the leasehold estate created hereby, and any license fee, commercial rental tax, improvement bond, levy or tax imposed on the Premises by any authority having the direct or indirect power to tax, (including, but not limited to, any city, county or state, and any school, agricultural, sanitary, fire, street, drainage or other improvement district) any legal or equitable interest of Landlord in the Premises but shall exclude any income, franchise, corporate, excise, revenue, capital, succession, transfer, gift, estate or inheritance taxes. The term “Taxes” shall also include any tax, service payment, fee, levy, assessment or charge in substitution of, partially or totally, or in lieu of any increase in, any tax, levy, assessment or charge which is in the nature of any of the items described in this Section 6(b).

(c) Promptly upon receipt by Landlord of a written request by Tenant, Landlord shall notify Tenant in writing whether Landlord intends to prosecute an action to secure a reduction, abatement or exemption of such Taxes. If Landlord does not prosecute such action, then, Tenant may, in good faith and at its sole expense after 15 days’ prior written notice to Landlord, protest the payment of any Taxes which it believes is unwarranted or excessive (“Contested Tax”), provided that neither Landlord’s interest nor Landlord’s secured lender’s interest in the Premises is jeopardized in the reasonable opinion of Landlord and Landlord’s mortgage lender by such a contest. Upon the written request of Tenant, Landlord will cooperate with and join in with Tenant in such a proceeding, including allowing Tenant to bring such contest in the name of Landlord, provided Tenant shall reimburse Landlord and Landlord’s lender for any costs incurred. During such contest, Tenant shall not be deemed in default hereunder if Tenant promptly causes to be paid amounts adjudged to be due, together with all interest, costs and penalties thereon if any, on or before such judgment becomes final and before any writ or order is issued under which the Premises could be sold pursuant to such judgment or otherwise foreclosed upon by the taxing authority. In addition, Tenant shall reimburse and indemnify Landlord and Landlord’s secured lender with respect to any liability, loss, cost or expense arising out or related to the contest of the Contested Tax. If Tenant obtains a reduction or abatement of such Taxes, Tenant may deduct its reasonable expenses (including amounts paid pursuant to the immediately preceding sentence, reasonable attorneys’ fees, appraisers’ fees, and other third- party costs) in connection with such proceedings from such reduction or abatement obtained in connection therewith. Should Landlord institute proceedings to contest the validity or the amount of any Taxes levied against the Premises, Tenant will cooperate in such proceedings.

(d) Landlord shall take all steps and make all filings necessary or appropriate to obtain and keep in effect the real property tax exemption for the Premises as contemplated by the City Agreements. Tenant shall not take any action or omit to take any actions that would adversely impact such property tax exemption for the Premises. Tenant shall reimburse Landlord for its reasonable costs incurred in connection with such actions. Notwithstanding Section 6(c), so long as any of the City Agreements are in effect, Landlord or Tenant shall not seek a reduction in the value of the Building and other improvements on the Land below $27,500,000.

7.	UTILITIES AND SERVICES.

Landlord shall deliver the Premises with all mechanical and structural systems and equipment, including but not limited to plumbing, heating, ventilating and air conditioning, electrical systems, elevators, water, gas, sewer, lighting, generator for the Building, life-safety and similar equipment in accordance with the Work Letter and that are comparable for first-class buildings in the area and that are appropriate for general office use of the Premises, including lighting for driveway, sidewalk and parking areas. Tenant shall procure in its name and promptly pay when due all charges accruing during the Term for telephone, telecommunications, electricity, gas, water, sanitary sewer, trash collection and any and all other utilities and services necessary or appropriate for Tenant’s use of the Premises. If at any time during the Term Tenant is unable to conduct its business in the Premises because of the interruption of utility services to the Premises and such interruption is not within Tenant’s control, then Rent, Additional Rent, and any other charges due from Tenant hereunder will abate beginning with the third day of such untenantability in same proportion as the portion of the Premises which is untenantable bears to the entire Premises until the Premises again become tenantable. Landlord shall have no other responsibility or liability as a result of the interruption of utilities.

8.	MAINTENANCE.

Except for “Landlord Maintenance Obligations” as specified below in this Section 8 and repairs and replacements to be made by Landlord under its warranty obligations set forth in Section 12 of the Work Letter, during the term of this Lease, Tenant shall, following the date each Phase is available for occupancy by Tenant, at its sole cost and expense, keep and maintain in good, first-class repair and condition (making any and all repairs, replacements or renewals, whether structural or non-structural, foreseen or unforeseen, ordinary or extraordinary, interior or exterior appropriate to achieve such a state of repair) the Work and all other portions of the Premises, including, but not limited to, maintenance, repairs and replacements of all parking lots, driveways and sidewalks, including, but not limited to, snow and ice removal, lawn and landscape maintenance, window and interior/exterior cleaning, roof maintenance, and all other maintenance, repairs and replacements to all portions of the Premises, including, but not limited to, dock equipment and electrical, plumbing, heating, ventilation and air conditioning (“HVAC”) systems, alarm, sprinkler and life safety systems. The maintenance, repair and replacement of the Access Drive shall be the responsibility of Tenant and at such time as the adjacent property is developed and is using the Access Drive, Landlord shall cause an agreement for use and maintenance of the Access Drive to be established, in form and substance reasonably acceptable to Tenant, which, among other items, will provide for a reimbursement to Tenant of an allocated share of maintenance, repair and replacement expenses attributable to the Access Drive on a commercially-reasonable basis. Thereafter, Tenant shall be responsible for the costs of the Access Drive so allocated to the Premises. Notwithstanding the foregoing, the following items (“Landlord Maintenance Obligations”), shall be the responsibility of, and shall be at the sole cost and expense of Landlord (except as hereinafter set forth): (i) any damage caused by Landlord or its agents, employees or contractors, (ii) any repairs or replacements required due to Landlord’s (or its employees’, agents’ or contractors’) failure to comply with its obligations under the Lease, including its obligation under Section 12 of the Work Letter, and (iii) any necessary (1) replacements of the roof, HVAC, parking lot or other items that would ordinarily be capitalized under GAAP and have a useful life of more than ten (10) years, or (2) repairs or replacements of structural walls, footings, foundation, floor slabs and interior load bearing walls, columns, beams, struts, ties, plates, joists, trusses and items of similar character, of the Building. Landlord shall give Tenant advance notice of the replacements in (iii) above and shall have no obligation to commence any such repairs or replacements until requested in writing by Tenant. Notwithstanding anything herein to the contrary, within twenty (20) days after demand therefore, along with invoices and reasonable supporting documentation, from time to time, Tenant shall reimburse Landlord (a) annually for the annual amortization of the cost of replacements described in (iii) above, as amortized over their useful life as determined by Landlord in its reasonable discretion in accordance with GAAP, to the extent the amortization of any such costs occurs during the term of this Lease (with Landlord being responsible for the balance of such costs not amortized over the balance of the term of the Lease (only taking into consideration Renewal Terms actually exercised by Tenant)), and (b) for the costs of all repairs of such items described in (iii) above. Nothing in the foregoing sentence shall be deemed to make Tenant liable for matters in (ii) above. In the event Tenant exercises its option for the Renewal Term, replacement costs that were being amortized during the Initial Term shall continue to be amortized during the Renewal Term to the extent of the useful life of the replacement. Landlord and Tenant shall perform their respective maintenance, repair and replacement obligations in a customary and good and workmanlike manner, with materials of a quality at least equal to that originally used, consistent with the Premises being a first-class suburban building. Tenant shall keep the Premises, including the Building and the Land, in a neat and good condition. Tenant agrees to furnish and pay for any and all janitorial, cleaning, trash collection and other similar services relating to the maintenance and sanitation of the Building on a regular basis. Tenant shall contract with a reputable HVAC contractor reasonably approved by Landlord for the routine maintenance and repair of the HVAC systems, and shall provide inspection reports to Landlord when requested from time-to-time. Tenant reserves the right to retain a third- party property manager to manage the Premises consistent with Tenant’s obligations under this Lease, at Tenant’s sole cost and expense. Notwithstanding anything herein to the contrary, Tenant shall be responsible, at its sole cost and expense, for any damage caused by Tenant, its employees, agents or contractors. Except as stated above, and, as to each Phase, following the date such Phase is available for occupancy by Tenant, Tenant waives the right to (a) require Landlord to maintain, repair or rebuild all or any part of the Premises, or (b) make repairs at the expense of Landlord pursuant to any legal requirements, contract, agreement, covenant, condition or restriction at any time in effect.

9.	ALTERATIONS

(a) Tenant shall have the right to make such alterations to the Premises as may be necessary for the conduct of Tenant’s business, using such contractors selected by Tenant and reasonably approved in writing in advance by Landlord (“Additional Work”). Tenant shall not make any alterations impacting the exterior, structure, roof, mechanical, utility facilities or systems or parking or access without the prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed, and Tenant shall obtain all necessary building permits as are required for such work. In the event that Tenant desires to make any alterations impacting the exterior, structure, roof or mechanical, utility facilities or systems or parking or access after the Initial Occupancy Date, Tenant shall so notify Landlord, and Tenant shall submit to Landlord for approval plans and specifications for such work. All costs and expenses of such Additional Work shall be the sole cost and expense of Tenant. The parties agree that after the Commencement Date, Tenant shall be permitted to perform any Additional Work, without Landlord’s consent so long as the cost of such Additional Work is reasonably expected not to exceed $100,000 and such Additional Work does not require any alterations which impact the exterior, structure, roof or mechanical, utility facilities or systems or parking or access. The parties agree that all Additional Work shall be done in full compliance with all applicable Laws and in a good and workmanlike manner, in accordance with the original quality and design of the Building and in accordance with plans and specifications approved by Landlord if approval is required. Landlord shall not unreasonably withhold, condition or delay its approval of any Additional Work requested by Tenant; provided, however, that such proposed Additional Work does not reduce the value of the Premises or does not adversely impact the mechanical or utility facilities, the structure or the roof of the Building. Except as provided herein (particularly with respect to Tenant’s trade fixtures, furnishings, equipment and signs), such additions or alterations made by Tenant shall become part of the Premises and shall be returned to Landlord as part of the Premises upon termination. If Landlord requires removal of specific alterations at the end of the Term as a condition to a Landlord approval, if such approval is required, Tenant shall so remove the specified alterations prior to the end of the Term and restore the Premises to the condition existing prior to the making of such alterations. Tenant shall also have the right to install, attach, affix or otherwise place in or upon the Premises, any and all trade fixtures, furnishings, equipment and exterior signs (subject to Landlord’s prior review and written approval with respect to exterior signage) necessary or desirable for Tenant’s proper use of the Premises. Notwithstanding anything to the contrary, Tenant will retain ownership and shall have the right to remove any and all of Tenant’s trade fixtures, furnishings, equipment and exterior signs (including without limitation telecommunications equipment, computers, office furniture, office equipment, disaster recovery back-up equipment, cabling, wiring, signs, etc.) at any time including at the termination or expiration of this Lease (at which time Tenant shall be obligated to remove all such items), whether or not the same shall be deemed to be affixed to the Premises. After removal, Tenant shall, at its expense, restore the Premises to the same condition in which they were prior to the installation, attachment or placement of such machinery, trade fixtures, furnishings, equipment and exterior signs, subject to reasonable wear and tear.

(b) Tenant will not permit any mechanics’ lien to be placed upon the Premises as a result of labor or materials contracted for or provided to Tenant. Nothing in this Lease shall be deemed or construed in any way as giving Tenant any right, power, or authority to contract for or permit the rendering of any work that would or might give rise to any mechanics’ or other liens against the Premises. If any such lien is claimed against the Premises as a result of labor or material contracted for or by Tenant, then Tenant shall be required to discharge said lien or provide security reasonably acceptable to Landlord and Landlord’s lender within ten (10) days after receipt of written notice of filing, and in addition to any other right or remedy of Landlord, Landlord may, but shall not be obligated to, discharge the same, upon prior written notice to Tenant. Any amount paid by Landlord for such purposes shall be paid by Tenant to Landlord as Additional Rent within ten (10) days of Landlord’s written demand therefor, accompanied by evidence of payment by Landlord.

10.	INSURANCE

(a) Tenant shall, at its cost and expense, maintain commercial general (public) liability insurance covering any legal liability of Tenant against claims for bodily injury, death and/or property damage arising directly out of Tenant’s occupancy or use, and/or operation of the Premises and/or the conduct of Tenant’s business in the amount of One Million Dollars ($1,000,000) per occurrence and Three Million Dollars ($3,000,000) annual aggregate covering bodily injury or death and/or property, libel, slander and contractual obligation claims in one accident. Landlord and/or its designated mortgagees or assignees shall be listed under such insurance policy as additional insured(s) as respects its/their vicarious legal liability with respect to the Premises. The insurance required under this Section 10(a) will be primary and noncontributory.

(b) In addition to the coverage to be maintained under Section 10(a) above, Landlord shall provide commercial general (public) liability insurance covering Landlord, its employees, representatives, officers, directors, and agents for claims arising out of the negligence or other actions or omissions to act of Landlord, its employees, representatives, officers, directors, and agents in the amount of One Million Dollars ($1,000,000) per claim and Three Million Dollars ($3,000,000) annual aggregate covering bodily injury or death and/or property claims in one accident. Such commercial general (public) liability insurance policy shall include Tenant as an additional insured as respects its vicarious legal liability caused by the actions or omissions of Landlord in relation to the Premises. Such insurance shall contain a severability of interests provision. This insurance shall be secondary to the coverage provided in Section 10(a).

(c) During the Term of this Lease, Landlord shall keep its personal property, the Premises and leasehold improvements for which it retains ownership, insured against loss or damage by fire and all other risks of direct physical loss, only excepting the customary exclusions that are contained in a standard “all risks” policy, for not less than one hundred percent (100%) of the replacement value thereof. For purposes of this section, “replacement value” shall be deemed to be the cost of replacing the Premises. Landlord shall not be responsible for insuring Tenant’s Work or Additional Work. Damages that would have been covered by the insurance in the immediately preceding sentence but are not due to Landlord’s failure to maintain such property insurance shall be borne by Landlord.

(d) Deductibles or retained losses applicable to the property or public liability insurance policies specified in Sections 10(a), 10(b) and 10(c) above shall be borne by the party listed as named insured on the respective policies or Tenant to the extent Tenant is self-insuring.

(e) Tenant agrees to insure, at its cost and expense, its personal property, including trade fixtures, furnishings, operating equipment and the leasehold improvements for which it retains ownership, against loss or damage by fire and all other risks of direct physical loss, only excepting the customary exclusions that are contained in a standard “all risks” policy, for not less than one hundred percent (100%) of the replacement value thereof.

(f) Tenant and Landlord will each furnish to the other a certificate of such insurance policies as are referenced in any and all sections contained in this Lease, within fifteen (15) days of the execution of this Lease, and will provide evidence of the renewal of such insurance prior to the expiration of the policies. If commercially available, such insurance policies shall provide that they will not be cancelled without thirty (30) days prior written notice to the certificate holder by the respective insurance company. Each party agrees to notify the other in writing thirty (30) days prior to the effective date of any material adverse change in or any nonrenewal of such policies.

(g) Tenant will reimburse Landlord within twenty (20) days after Tenant’s receipt of an invoice therefor for the premiums with respect to property or liability insurance policies maintained by Landlord for the Premises. If Landlord maintains an umbrella liability policy covering other properties in addition to the Premises, then a prorated share of the premium for such policy which is attributable to the Premises shall be deemed to be “directly related” to such operation and maintenance. Landlord and Tenant shall promptly pay when due all insurance premiums on insurance policies required to be maintained by them hereunder.

(h) Notwithstanding anything to the contrary contained herein, Tenant may self-insure with respect to insurance required of Tenant in this Section; provided that (i) Tenant is an affiliate of Bon Secours Mercy Health, Inc. or its successors (“BSMH”) and BSMH has in effect a program of “self-insurance” through its related captive insurance company insuring Tenant as an additional named insured against such risk, which program complies with any and all applicable laws related to such coverage; (ii) the captive is audited annually; (iii) the captive’s reserves are certified annually by an independent actuary and Tenant shall deliver a letter from such independent actuary confirming same, including a statement that the captive insurance company is in good standing; (iv) the captive is funded/premiums are established with the advice of an independent actuary; (v) the captive purchases reinsurance from rated commercial carriers; (vi) such program shall comply with the requirements and coverage amounts required in Section 10, (vii) such program shall be subject to the waiver of subrogation in Section 11; and (viii) Tenant has delivered to Landlord certificates of insurance (ACORD). Any self-insurance shall be deemed to contain all of the terms and conditions applicable to such insurance, including, without limitation, a full waiver of subrogation, as required in this Section 10. If Tenant elects to self-insure, then, with respect to any claims which may result from incidents occurring during the Term, such self-insurance obligation shall survive the expiration or earlier termination of this Lease to the same extent as the insurance required would survive. If Tenant elects to cancel the self-insurance program, Tenant must give Landlord at least thirty (30) days’ prior written notice of such intended cancellation and, in addition to the other requirements set forth herein, promptly deliver to Landlord certificates of insurance (ACORD) and such other evidence reasonably requested by Landlord to insure compliance with the terms of this Section 10. The right of Tenant to self-insure is personal to Tenant and is non-transferable to any assignee or sublessee or any other party unless such assignee or sublessee is an affiliated entity of BSMH.

11.	WAIVER OF SUBROGATION.

Landlord and Tenant hereby expressly waive, and release each other and their respective agents and employees from, any and all claims it may have against each other or anyone claiming through or under them by way of subrogation for any loss caused by or resulting from risks insured against, whether such insurance relates to property damage, public liability or other risks (or which would have been insured against had that party carried all insurance required under this Agreement).

Tenant and Landlord each shall obtain a waiver from each and every insurance company with which, in accordance with the insurance requirements of this Lease, they carry insurance, whether insuring the Premises, personal property or liability with respect to the Premises.

12.	DESTRUCTION OF PREMISES

(a) Definitions. For purposes of this section, the following definitions shall apply:

(i)	“Casualty” means the destruction of or damage to all or any part of the Premises or the Building caused by fire or other casualty.

(ii)	“Architect” means an independent architect selected jointly by Landlord and Tenant.

(iii)

“Insured Casualty” means a Casualty which (a) is insured under Landlord’s all risks policy described in Section 10(b) above, or (b) would have been insured under such a policy had Landlord maintained such policy in effect.

(iv)

“Uninsured Casualty” means a Casualty which (a) is not insured under Landlord’s all risks policy described in Section 10(b) above, or (b) would not have been insured under such a policy had Landlord maintained such policy in effect.

(v)

“Minor Casualty” means a Casualty, the destruction or damage from which can be restored or repaired within three hundred sixty five (365) days after the date of the Casualty, as reasonably determined by Landlord.

(vi)

“Major Casualty” means a Casualty, the destruction or damage from which cannot be restored or repaired within three hundred sixty five (365) days after the date of the Casualty, as reasonably determined by Landlord.

(vii)	“Dollar Limit” means the lesser of the following:

(1)	One Million Dollars ($1,000,000), or

(2)

During the last year of the then current Term, the total Base Rent which would have been due from Tenant from the date of the Casualty until the end of the then current Term, had the Casualty not occurred.

(b) Minor Insured Casualties. If an Insured Casualty occurs which is also a Minor Casualty, then Landlord shall promptly commence restoration or repair and diligently pursue the same toward completion, unless such Casualty occurs during the last two years of the then current Term and the Lease is terminated pursuant to Section 12(g).

(c) Major Casualties - Tenant’s Election. If a Maj or Casualty occurs and Tenant’s ability to operate its business in the Premises is materially hindered or impaired as reasonably determined by Tenant, then Tenant may elect to terminate this Lease effective on the tenth (10th) day after such election by providing written notice to Landlord within ten (10) days after receipt of Landlord’s written estimate of the length of time necessary for such restoration or repair. Landlord shall provide such written estimate within thirty (30) days of the Casualty. If Tenant does not elect to terminate this Lease within such time period the Tenant’s right to terminate under this Section 12(c) is null and void and Landlord shall then promptly commence restoration or repair and diligently pursue the same toward completion.

(d) Uninsured Casualties - Landlord’s Election. If an Uninsured Casualty occurs and the estimated cost of the repair or restoration as reasonably determined by Landlord is expected to exceed the Dollar Limit, then Landlord may elect to terminate this Lease effective on the tenth (10th) day after such election by providing written notice to Tenant within ten (10) days after Landlord’s determination of the cost for such restoration or repair. If Landlord does not elect to terminate this Lease, then Landlord shall promptly commence restoration or repair and diligently pursue the same toward completion.

(e) Restoration or Repair. Upon commencement of restoration or repair after a Casualty, Landlord shall restore or repair the Premises with all reasonable speed and promptness, subject to force majeure, to substantially the same condition which existed immediately prior to the happening of the Casualty, except that Landlord’s obligation to restore or repair shall not include any personal property, equipment, fixtures, alterations or improvements owned by Tenant, nor Tenant’s Work or Additional Work, nor shall Landlord be required to spend for such work an amount in excess of the insurance proceeds actually received by Landlord as a result of the Casualty plus any applicable deductible, provided that Landlord has maintained insurance on the Premises as required in Section 10(b) above. Landlord shall not be liable for any inconvenience or annoyance to Tenant or injury to the business of Tenant resulting in any way from such destruction or damage or the restoration or repair thereof.

(f) Rent Abatement. During any period of restoration or repair after a Casualty, Base Rent, Additional Rent, and any other charges due hereunder from Tenant shall abate in proportion to the damage sustained, beginning on the date of the Casualty and continuing until the restoration or repair is substantially completed.

(g) Casualties at the End of the Term. Notwithstanding anything to the contrary contained in this Section 12, if a Casualty occurs within the last three hundred and sixty (360) days of the then current Term and the estimated cost of the repair or restoration as reasonably determined by Landlord is expected to exceed the Dollar Limit, or if a Casualty occurs within the last two years of the then current Term and the Casualty is a Major Casualty (and Landlord shall give notice to Tenant of such determination within thirty (30) days of the Casualty), then Landlord shall not be obligated to restore or repair such destruction or damage, unless Landlord and Tenant agree otherwise in writing, and upon Landlord giving notice that Landlord will not repair or restore such destruction or damage, the Lease shall terminate effective on the date of the Casualty and be null and void and of no further force and effect except to the extent provisions are specifically provided to survive unless Tenant agrees, within thirty (30) days after receipt of Landlord’s written estimate of the cost for such restoration or repair and the time necessary to complete such restoration or repair, to extend the Term for an additional period of time such that at least five (5) years will remain in the Term following the completion of such restoration or repair.

13.	CONDEMNATION

(a) If all of the Premises is taken by condemnation (or transferred under threat of condemnation), this Lease shall terminate on the date when the Premises are so taken, and Base Rent, Additional Rent, and any other charges due hereunder from Tenant shall be apportioned as of that date. If part of the Premises is taken by condemnation and the Premises is thereby rendered not reasonably suitable for the continued conduct of Tenant’s business, taking into consideration the nature, size and scope of such business immediately prior to the taking, or if access to the Premises is materially impaired or parking on the Premises is materially reduced, then Tenant may elect by written notice to the Landlord, within thirty (30) days from the date of such taking, to terminate the Lease effective on the tenth (10th) day after such election, and in the event of such termination, Rent, Additional Rent, and any other charges due hereunder from Tenant shall be apportioned as of the date of taking. If this Lease is not terminated for such taking, Rent, Additional Rent, and any other charges due hereunder from Tenant shall abate proportionately to the extent that the Premises have been taken, and Landlord shall restore the Premises to an architecturally complete unit to the extent of available condemnation proceeds.

(b) In the event of appropriation, Landlord shall be entitled to the entire award whether as compensation for diminution in value to the leasehold or to the fee of the Premises; provided that Tenant may claim entitlement for the following (so long as the award to Landlord is not diminished): (i) the unamortized portion of leasehold improvements, additions, replacements or alterations owned by Tenant; (ii) loss of business; and (iii) cost of removal and relocation.

14. USE OF PREMISES.

Tenant may use and occupy the Premises for [general office and storage] purposes, for Tenant’s related services business and/or for any other purpose reasonably approved in advance in writing by Landlord and not prohibited by applicable Laws; provided that Tenant shall be under no obligation to operate or conduct any business in the Premises. The failure of the Tenant to operate or conduct business in the Premises shall not relieve Tenant of its obligations with respect to the Premises under this Lease. Landlord represents to Tenant that the Premises is zoned as part of the BAN Blue Ash North District by the City of Blue Ash, which zone permits general office use and general office use will not violate any covenant or restriction applicable to the Premises as disclosed in the title commitment obtained by Landlord. Tenant shall not commit or suffer any waste on the Premises nor use the Premises for any unlawful purpose. Tenant shall comply with and obey all applicable Laws which affect Tenant’s use of the Premises, or Tenant’s uses under this Lease. Tenant and its agents and employees shall have full access to, and exclusive use of, the Premises at all times, subject to Section 2(b), matters shown in the public record and easements or other rights necessary or appropriate to construct the Work. Tenant shall not overload the floors or roof of the Building beyond their weight bearing capacity.

15.	BUILDING NAME, GRAPHICS AND SIGNAGE.

During the Term of this Lease, Tenant will have the following rights, subject to any applicable governmental approvals and subject to Landlord’s reasonable approval which shall not be unreasonably withheld, conditioned or delayed: (a) the exclusive right to name the Building, (b) the exclusive right to use Tenant’s standard graphics and to install signage in the Premises and on the exterior of the Building, (c) the exclusive right to install monument signage on the Premises; and (d) the exclusive right to use the existing billboard on the Premises until it is removed as part of the Work. Signage shall be installed at Tenant’s expense (to the extent not included as part of the Work) and at locations reasonably selected by Tenant, subject to governmental requirements and Landlord’s reasonable approval which shall not be unreasonably withheld, conditioned or delayed. Tenant shall be responsible for all costs of signage maintenance, repair and replacement which shall be done in a first-class manner. Tenant shall remove all signage upon the termination or earlier expiration of the Lease and repair any damage caused by such removal, subject to ordinary wear and tear.

16.	ROOFTOP TELECOMMUNICATIONS EQUIPMENT

In the event Tenant requires space on the roof for placement of Tenant’s telecommunication receiver and transmission equipment, satellite dish, and other equipment, Landlord will use reasonable efforts to accommodate such request. Plans and specifications regarding the installation of such equipment will be subject to approved by Landlord, not to be unreasonably withheld. Installation, repair, and maintenance of such equipment will be performed by Tenant at Tenant’s expense. Landlord will not allow any other equipment on the roof of the Building, other than facilities or systems serving the Building. At the expiration or termination of this Lease, Tenant will, at its sole cost and expense, remove all of its equipment from the roof and shall promptly restore the roof to its condition prior to the installation of such equipment. Tenant shall install such equipment (i) in compliance with all applicable Laws and requirements of fire insurance underwriters and in a good and workman-like manner, and (ii) in a manner so as not to materially impact the roof warranty or cause damage to the roof or any portion of the Building.

17.	CITY AGREEMENTS.

Landlord and Tenant shall comply with the terms of the Development Agreement between the City of Blue Ash (“City”) and Landlord (the “Development Agreement”) and the Service Agreement between the City and Landlord (the “Service Agreement” and collectively with the Development Agreement, the “City Agreements”). The parties acknowledge that certain infrastructure improvements in the vicinity of the Premises will be undertaken by the City pursuant to the Development Agreement. Landlord shall have no liability for any repayment obligations under Section 6.7 of the Development Agreement and Tenant shall be solely responsible for making any repayment thereunder when due and shall indemnify Landlord against any loss or liability for Tenant’s failure to make the repayments thereunder.

18.	COMPLIANCE WITH LAWS.

Landlord shall be responsible to construct the Work in compliance with all applicable governmental laws, codes, ordinances, rules and regulations (the “Laws”), including without limitation the Environmental Laws (defined below) and the American With Disabilities Act (ADA), as provided in Section 4 of the Work Letter. Following completion of the Work, Tenant shall, at Tenant’s own cost and expense, comply with the requirements of all applicable Laws, including without limitation, Environmental Laws and all applicable contracts (including without limitation insurance policies), agreements, covenants, conditions and restrictions of public record or of which Tenant has knowledge relating to, Tenant’s use and occupancy of the Premises or otherwise applicable to the Premises, whether now existing or hereafter enacted, including without limitation constructing, at Tenant’s sole cost and expense, any alterations, additions or improvements required thereby and shall hold Landlord harmless in all respects therefrom.

19.	ENVIRONMENTAL MATTERS.

Landlord represents and warrants to Tenant that Landlord shall construct the Work in a manner so as not to violate any Environmental Laws. As used in this Lease, the terms “Hazardous Substance” and “Release” shall have the meanings given them in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. 9601 et seq. and Hazardous Substance shall also include asbestos, polychlorinated biphenyls (“PCBs”) and petroleum products. “Environmental Laws” means any local, state or federal law, rule, regulation or ordinance pertaining to environmental regulation, contamination or clean-up. Landlord represents to Tenant that Landlord (i) has submitted to Tenant a true, correct and complete copy of Landlord’s Phase I environmental site assessment for the Land, and (ii) has no actual knowledge of any Hazardous Substances on the Land in violation of Environmental Laws except as may be disclosed in such assessment.

20.	INDEMNIFICATION

(a) Tenant shall indemnify, defend and hold Landlord, and its employees and agents, harmless from any and all loss or damage which Landlord may sustain by reason of claims brought against Landlord alleging bodily injury or death to any person or damage to property to the extent that such loss or damage arises out of or relates to (i) Tenant’s business or activities on the Premises whether prior to or after the Commencement Date, (ii) any negligent or intentional act or omissions of Tenant, or its employees or agents, in the use of the Premises, or (iii) any breach of the Lease by Tenant. Nothing contained herein shall require Tenant to defend, indemnify or hold harmless Landlord, or its employees and agents, for losses or damages related to claims of bodily injury or death to any person or damage to property to the extent caused by the negligent or intentional acts or omissions of Landlord, or its employees or agents or covered by the waiver in Section 11.

(b) Landlord shall indemnify, defend, and hold Tenant, and its employees and agents, harmless from any and all loss or damage which Tenant may sustain by reason of claims brought against Tenant alleging bodily injury or death to any person or damage to property to the extent that such loss or damage is caused by the negligent or intentional act of Landlord, or its employees or agents, in connection with the Premises or any breach of the Lease by Landlord. Nothing contained herein shall require Landlord to defend, indemnify or hold harmless Tenant, or its employees and agents, for losses or damages related to claims of bodily injury or death to any person or damage to property to the extent caused by the negligent or intentional act or omissions of Tenant, or its employees or agents or covered by the waiver in Section 11.

(c) Tenant shall fully and promptly pay, perform, discharge, defend, indemnify and hold harmless Landlord from and against any and all claims, orders, demands, causes of action, proceedings, judgments, or suits and all liabilities, losses, costs or expenses (including, without limitation, technical consultant fees, court costs, expenses paid to third parties and legal fees) and damages which Landlord may sustain by reason of claims brought against Landlord or the Premises arising out of or as a result of any act or omission of Tenant or that of its directors, officers, subsidiaries, affiliates, employees, or agents, with respect to the existence of any Hazardous Substance in violation of Environmental Laws at, on or in the Premises, caused by Tenant or such directors, officers, subsidiaries, affiliates, employees or agents of Tenant.

(d) Landlord shall fully and promptly pay, perform, discharge, defend, indemnify and hold harmless Tenant from and against any and all claims, orders, demands, causes of action, proceedings, judgments, or suits and all liabilities, losses, costs or expenses (including, without limitation, technical consultant fees, court costs, expenses paid to third parties and legal fees) and damages which Tenant may sustain by reason of claims brought against Tenant arising out of or as a result of any act or omission of Landlord or that of its directors, officers, subsidiaries, affiliates, employees, or agents, with respect to the existence of any Hazardous Substance in violation of Environmental Laws at, on or in the Premises, caused by Landlord or such directors, officers, subsidiaries, affiliates, employees or agents of Landlord.

(e) The provisions of this Section 20 are continuing in nature and shall survive the termination or expiration of this Lease.

21.	ASSIGNMENT AND SUBLETTING

(a) Tenant may sublet less than 25% of the Premises (in the aggregate) without the necessity for Landlord’s approval but with prior notice to Landlord with such information as to the subtenant as Landlord may reasonably request. Landlord acknowledges that Tenant anticipates subleasing approximately 10,000 square feet of the Premises to a daycare operator to be selected by Tenant and Landlord consents to such sublease. Tenant may assign this Lease or sublet more than 25% of the Premises (in the aggregate), subject to Landlord’s approval (which approval shall not be unreasonably withheld, conditioned or delayed); provided that the liability of the assigning Tenant shall not in any way be affected or limited and the assigning Tenant shall remain primarily liable for the performance of all obligations of Tenant under the Lease. Any purported or attempted sublease (of more than 25% of the Premises in the aggregate) or assignment of this Lease without Landlord’s consent shall be void. Notwithstanding the foregoing, a sublease of more than 25% of the Premises to an affiliate of Tenant is permitted without Landlord’s approval so long as Tenant remains principally liable under the Lease. In the event that Tenant desires to assign this Lease to an entity that is not affiliated to Tenant, Tenant shall reimburse Landlord for Landlord’s reasonable out-of-pocket expenses in reviewing all pertinent information relating to the proposed assignment including, but not limited to, Landlord’s attorneys’ fees, in an amount not to exceed $1,500. An affiliate of Tenant shall be an entity controlled by or under common control with Tenant or any entity whose financial tenants are consolidated with or into those of Tenant.

(b) Notwithstanding anything to the contrary contained in this Lease, Tenant may, upon thirty (30) days prior written notice to, but without the consent of, Landlord, assign this Lease to:

(i)

any entity controlling, controlled by, or under common control with Tenant, including any entity whose financial statements are consolidated with or into those of Tenant, (ii) any person or entity which acquires all or substantially all assets of or membership interests in Tenant, or (iii) any organization resulting from a merger or consolidation with Tenant, provided that with respect to

(ii)

and (iii) above, (i) the assignee assumes all of Tenant’s obligations hereunder in a manner acceptable to Landlord, (ii) the assignee owns, retains and holds substantially all of the assets of the assigning Tenant and its financial condition is similar to or better than that of Tenant, and (iii) the assignor (to the extent it remains a separate entity) shall remain primarily and fully liable under the Lease. Except as specifically permitted herein, transfers by Tenant of its interests and rights under this Lease shall not be permitted.

(c) [Intentionally Deleted]

(d) If Tenant desires at any time to enter into an assignment of this Lease, or subletting of the Premises, for which Landlord’s consent is required, it shall first give written notice to Landlord and Landlord’s lender (to the extent Landlord has provided the identity and notice provisions of Landlord’s lender to Tenant) of its desire to do so, which notice shall contain (a) the name of the proposed assignee, subtenant or occupant, and (b) the nature of the proposed assignee’s, subtenant’s or occupant’s business to be carried on in the Premises. Subsequently, Tenant shall deliver to Landlord such other information, including without limitation, financial information, requested by Landlord in connection with such assignment. If the Landlord disapproves the assignment or subletting, Landlord agrees to supply Tenant with a written statement setting forth the specific reasons for such disapproval. If Landlord consents to the assignment or subletting, Tenant may thereafter enter into such assignment (which shall include an assumption) or subletting of the Premises or portion thereof, in form and substance satisfactory to Landlord. Any assignment or subletting pursuant to this Section shall not, in any way, affect or limit the liability of the assigning Tenant under the terms of this Lease, and such Tenant shall remain primarily liable hereunder, unless otherwise agreed upon by Landlord in writing signed by Landlord in connection with the assignment.

22.	TENANT’S DEFAULT AND LANDLORD’S REMEDIES

The following shall be considered a default by Tenant: if (a) any installment of Rent, Additional Rent, or any other charge due hereunder remains unpaid for more than ten (10) days after receipt of written notice from Landlord; or (b) Tenant fails to keep and perform any of the terms, covenants or conditions of this Lease to be kept and performed by it and such failure continues for thirty (30) days after receipt of written notice from Landlord (provided that if such cure cannot be completed within such 30-day period, Tenant shall not be in default as long as Tenant commences to cure such failure within such 30-day period and thereafter diligently pursues such cure to completion); or (c) Tenant’s interest in the Premises is sold under execution, attachment or other legal process (other than condemnation); or (d) proceedings in bankruptcy are instituted by or against Tenant which are not dismissed within sixty (60) days after the filing (or Tenant’s receipt of such filing if any proceeding is instituted against Tenant); or (e) Tenant makes a general assignment for the benefit of all creditors; or (f) Tenant is subjected to a receivership. Upon the occurrence of any default by Tenant under this Lease, Landlord shall have the option, at Landlord’s election, to pursue any one or more of the following remedies: (i) Landlord may cancel and terminate this Lease and dispossess Tenant;(ii) Landlord may elect to enter and repossess the Premises (whether or not Landlord has terminated the Lease) and take complete and peaceful possession of the Premises, remove all persons and all furniture, fixtures, equipment and other personal property located at the Premises owned or leased by Tenant (“Tenant’s Property”), by force or otherwise, without being liable in damages, in which event Tenant shall peacefully and quietly yield up and surrender the Premises; (iii) relet the Premises for Tenant’s account, holding Tenant liable in damages (for which Landlord may file a lawsuit monthly or from time to time to recover) any Base Rent, Additional Rent or other amounts required to be paid as they become due under this Lease, all expenses incurred in any such reletting and for any difference between the amount of Rent received from such reletting and any and all amounts due and payable under the terms of this Lease); or (vi) in the event of a default under (d), (e) or (f) of this Section 22, Landlord shall be entitled to accelerate all Base Rent and Additional Rent due hereunder (which Additional Rent shall be deemed to be for purposes of acceleration hereunder a monthly amount equal to the average monthly amount of Additional Rent paid hereunder prior to such breach), which accelerated amount shall be due and payable upon demand by Landlord; and (v) Landlord may enter upon the Premises and do whatever Tenant is obligated to do under the terms of this Lease and Tenant shall reimburse Landlord on written demand for any expenses which Landlord may incur in effecting compliance with Tenant’s obligations under this Lease together with interest on such amounts expended at the Rate from the date the expenses are incurred through the date repaid, and Landlord shall not be liable for any damages resulting to Tenant from such action. All the remedies of Landlord upon the occurrence of a default by Tenant shall be cumulative, and, in addition, Landlord may also pursue any other remedies permitted under this Lease, by law or in equity. Forbearance by Landlord to enforce one or more of the remedies upon any default by Tenant, shall not constitute a waiver of such default. The failure of Landlord to insist at any time upon the strict performance of any covenant or agreement or to exercise any option, right, power or remedy contained in this Lease shall not be construed as a waiver or a relinquishment thereof for the future. No payment by Tenant or receipt by Landlord of a lesser amount than the monthly installment of Rent, Additional Rent or other amount due under this Lease shall be deemed to be other than on account of the earliest Rent, Additional Rent or other amount due, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent, Additional Rent or other amount due be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord’s right to recover the balance of such Rent, Additional Rent or other amount due or pursue any other remedy provided in this Lease. In the event of default, Landlord shall use good faith efforts to mitigate damages caused by the default. Notwithstanding any other provision herein concerning cure periods, Landlord may cure any default for the account of Tenant after such notice to Tenant, if any, as is reasonable under the circumstances (including telephone notice) if the curing of such default prior to the expiration of the applicable cure period is reasonably necessary to prevent likely damage to the Premises or other improvements or possible injury to persons, or to protect Landlord’s interest in its property or the Premises, and the reimbursement and administrative change provisions of the immediately preceding sentence shall apply.

23.	LANDLORD’S DEFAULT AND TENANT’S REMEDIES

In addition to and not in limitation of any other rights and remedies of Tenant contained herein, or at law or in equity, if Landlord fails to keep and perform any of the terms, covenants or conditions of this Lease to be kept and performed by it and such failure continues for thirty (30) days after receipt of written notice from Tenant (provided that if such cure cannot be completed within such 30-day period, Landlord shall not be in default as long as Landlord commences to cure such failure within such 30-day period and thereafter diligently pursues such cure to completion)

and such failure results in, or is reasonably likely to result in, a material adverse effect on Tenant’s operations within the Premises, then Tenant may elect to pay such sum or perform such covenant or condition and shall have all of its remedies and rights against Landlord at law or in equity. Forbearance by Tenant to enforce any remedy upon any default by Landlord shall not constitute a waiver of such default. The failure of Tenant to insist at any time upon the strict performance of any covenant or agreement or to exercise any option, right, power or remedy contained in this Lease shall not be construed as a waiver or a relinquishment thereof for the future.

24.	QUIET ENJOYMENT

Landlord covenants and agrees that, in the absence of a failure beyond any cure period to pay Rent and to observe and keep the material terms, covenants and conditions of this Lease on Tenant’s part to be paid, observed and kept, Tenant shall lawfully, peaceably and quietly hold, occupy and enjoy the Premises against any party claiming by, through or under Landlord, and Landlord will warrant and defend Tenant in the enjoyment and peaceful possession of the Premises throughout the Initial Term and all Renewal Terms against any party claiming by, through or under Landlord.

25.	SURRENDER.

Upon the expiration or earlier termination of this Lease, Tenant shall surrender the Premises to Landlord in as good a condition as on the date available for occupancy by Tenant, reasonable wear and tear from the last repair required hereunder, casualty damage and damages caused by Landlord’s failure to make repairs required of Landlord hereunder excepted. Tenant shall have no obligation to remove any alterations, additions or modifications in the Premises upon the expiration or termination of this Lease except as requested by Landlord in connection with its approval as set forth in Section 9 hereof or as required by Section 15 hereof. Any personal property and leasehold improvements remaining in the Premises after the expiration or other termination of this Lease may be disposed of by Landlord as it sees fit and without liability. By the expiration or earlier termination of this Lease, Tenant shall, and shall have the absolute right to, remove all of Tenant’s Property and signage from the Premises, and Tenant shall repair any damage to the Premises caused by the removal of Tenant’s Property and signage. If Tenant fails to so remove Tenant’s Property and signage, Landlord may (but shall not be obligated to) remove Tenant’s Property and signage and store the same and repair all damage caused by the removal thereof, all at Tenant’s expense. In that event, Tenant shall reimburse Landlord for all costs and expenses incurred in the removal and storage of personal property and signage and the repair of the Premises within ten (10) days after Landlord notifies Tenant of the amount of the costs and expenses. This Section 25 shall survive the expiration or earlier termination of this Lease.

26.	MEMORANDUM OF LEASE.

Landlord and Tenant each agree that upon determination of the Commencement Date they will execute a memorandum of this Lease in recordable form for recording and that Landlord shall cause such memorandum of Lease to be promptly recorded. Tenant shall, upon written request, execute and deliver to Landlord a release of such memorandum within thirty (30) days of the expiration or termination of this Lease.

27.	NOTICES.

All notices shall be given in writing, postage prepaid, by certified or registered mail, return receipt requested, by personal delivery, by reputable national overnight courier, at the following addresses (or such substituted addresses as may be designated by a party by written notice). Notices will be deemed delivered and effective on the date received or refused:

To Landlord:	Project Angel, LLC 1701 Mercy Health Place Cincinnati, OH 45237 Attn: President

with a copy to:	Mercy Health 1701 Mercy Health Place Cincinnati, OH 45237 Attn: General Counsel

And to:	Mercy Health Real Estate Department 1701 Mercy Health Place Cincinnati, OH 45237 Attn: Dan McCarthy

and to:

To Tenant:

with copy to:

To Tenant:	Ensemble RCM LLC d/b/a Ensemble Health Partners 4605 Duke Drive, Suite 600 Mason, OH 45040 Attn: Shannon White

With copy to:	Mercy Health Real Estate Department 1701 Mercy Health Place Cincinnati, OH 45237 Attn: Brian Copfer

The address of the Premises shall be substituted for the above address for Tenant on and after the Commencement Date. Such addresses may be changed from time to time by either party serving a notice as above provided. Any notice given by Landlord’s attorney shall be deemed notice given by Landlord and any notice given by Tenant’s attorney shall be deemed notice given by Tenant.

28.	BROKER.

Each party represents to the other that no real estate broker, consultant, finder or like agent other than Cushman & Wakefield (whose commission shall be paid by Landlord pursuant to an agreement between Landlord and such brokers) has any interest in this transaction under an agreement with such party. Each party agrees to indemnify and hold the other harmless from and against all claims, losses, liabilities and expenses, including reasonable attorneys’ fees, arising out of any claim relating to this Lease or the Premises by any other broker, consultant, finder or like agent with whom the indemnifying party has dealt or negotiated.

29.	HOLDING OVER.

If Tenant holds over after the expiration of the Term, then it shall be construed as a month-to-month tenancy on the same terms and conditions herein specified, terminable by either party upon thirty (30) days’ prior written notice to the other, except that effective on the first day of the fourth (4th) month of such holdover period, the holdover Base Rent shall be one hundred twenty-five percent (125%) of the Base Rent owed by Tenant under this Lease for the month immediately preceding the holdover period. This holdover Base Rent shall be deemed Landlord’s exclusive right and remedy for damages against Tenant for holding over, but shall not limit Landlord’s rights or remedies for any other default by Tenant before or after such holdover. No such holding over shall be deemed to constitute a renewal or extension of the term of the Lease except as set forth in this Section 29.

30.	SUBORDINATION.

Landlord represents and warrants to Tenant that there is no mortgage or ground or underlying lease encumbering the Premises. Tenant agrees to execute an agreement in such form as is reasonably acceptable to Tenant and Landlord’s mortgage lender subordinating Tenant’s interest to the lien of any mortgage now existing or subsequently incurred by Landlord, agreeing to give such Lender reasonable notice and opportunity to cure Landlord’s default hereunder and to attorn to such lender provided that: (a) such mortgagee agrees in writing to recognize Tenant’s possession and rights under this Lease and not disturb or impair Tenant’s rights to quiet enjoyment of the Premises as long as Tenant is not in default beyond any applicable cure period, and (b) any default by Landlord under such mortgage shall not affect Tenant’s rights under this Lease as long as Tenant is not in default beyond any applicable cure period. This section supersedes all other provisions of this Lease to the extent of any inconsistency.

31.	FORCE MAJEURE.

In the event that either party is delayed or hindered in, or prevented from, the performance of any obligation by reason of restrictive governmental laws or regulations, riots, terrorism, labor disputes, work stoppages, strikes, lockouts (to the extent such event is a force majeure event under the construction contract with Contractor (as defined in the Work Letter)), acts of God, unusually inclement weather, inability to procure through commercially reasonable efforts labor, materials, equipment, supplies or energy (to the extent such event is a force majeure event under the construction contract with Contractor (as defined in the Work Letter)), insurrections, the act, failure to act, or default of the other party or any governmental or quasi- governmental agency, war or other reason beyond its reasonable control (each a “Force Majeure”), then performance of such obligation shall be excused for the period for the delay and the period of the performance of such obligation shall be extended for a period equivalent to the period of such delay and the Substantial Completion Date, as defined in the Work Letter, shall be extended accordingly. Notwithstanding the foregoing, lack of funds shall not be deemed to be a cause beyond the control of either party. Notwithstanding anything to the contrary contained in this Lease, Force Majeure shall not apply as a defense for the nonperformance of either party’s obligations under this Lease unless the nonperforming party has given the other party written notice that (i) an event of force majeure has occurred, such notice to be given within a reasonable period of time as is practical under the circumstances after the date such event first occurred, and (ii) the event of force majeure has ended, such notice to be given within a reasonable period of time as is practical under the circumstances after the date such event ends.

32.	AUTHORITY.

Each party represents to the other that it has full right and authority to enter into this Lease and by doing so violates no existing agreement or indenture to which it is a party or by which it is bound or affected, and that the execution and delivery of this Lease has been duly authorized by each party’s board of trustees, members and/or managers, as the case may be.

33.	ESTOPPEL CERTIFICATES.

Within ten (10) business days of receipt of a written request from Landlord, Tenant will execute and deliver to Landlord and such persons as Landlord shall request, a statement in recordable form certifying that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as so modified), stating the dates to which Rent and other charges payable under this Lease have been paid, stating that Landlord is not in default hereunder (or if Tenant alleges a default stating the nature of such alleged default) and further stating such other matters as Landlord or its lender shall reasonably require.

34.	ENTRY BY LANDLORD.

Tenant shall permit Landlord and its employees or agents to enter into and upon any part of the Premises at all reasonable hours with such prior notice as is reasonable under the circumstances (and in emergencies at all times without prior notice) to inspect the condition, occupancy or use; to show the Premises to prospective purchasers, mortgagees, tenants or insurers; to clean or make repairs, alterations or additions; and to exercise any right of self-help or other rights or obligations of Landlord under this Lease.

35.	RIGHT OF FIRST OFFER

(a) At all times during the Term of this Lease, Tenant shall have a continuous right of first offer to purchase the Building and the Land (the “Right of First Offer”) as set forth in this Section 35. If at any time during the Term of the Lease Landlord desires to offer all or any portion of the Building or the Land for sale or to accept any third party offer to purchase all or any portion of the same, whether directly by way of sale of the real property or indirectly by way of sale of a controlling interest in the Landlord entity or otherwise, so long as Tenant is not then in default hereunder beyond applicable notice and cure periods, Landlord shall notify Tenant of such desire in writing, which notice shall identify in reasonable detail all of the terms, purchase price and conditions Landlord is asking for the property in question (the “Offer Notice”). If Tenant desires to exercise the Right of First Offer, it shall so notify Landlord in writing within thirty (30) days after Tenant’s receipt of the Offer Notice (an “Exercise Notice”). The negotiation, execution and delivery of a definitive agreement with respect to the purchase and sale of the property in question shall occur promptly after the provision by Tenant of the Exercise Notice, in accordance with the provisions of the Offer Notice (subject however to Section 35(b) below). If Tenant does not, within thirty (30) days after receipt of the Offer Notice, exercise the Right of First Offer by delivering to Landlord an Exercise Notice, Landlord shall be free to sell the property which is the subject of the Offer Notice to any third party who executes a purchase and sale agreement for the same within one hundred fifty (150) days after Tenant’s receipt of the Offer Notice and closes on the purchase within two hundred forty (240) days after Tenant’s receipt of the Offer Notice, upon substantially similar terms and conditions to those set forth in the Offer Notice (which with respect to the purchase price shall be deemed to mean no less than 95% of the purchase price set forth in the Offer Notice), and at all times subject to the terms of this Lease; but Landlord shall have no right to sell all or any portion of the Building or the Land (whether directly or indirectly) on terms that substantially vary from those set forth in the Offer Notice without first providing Tenant with a new Offer Notice. Notwithstanding the foregoing, if Landlord fails to close with the third party in such manner and on such terms within said 240-day period, then the Building and the Land shall again be subject to the Right of First Offer and before Landlord conveys all or any portion of the same to any third party, Landlord shall first be required to provide Tenant with a new Offer Notice (subject to all of the terms and conditions set forth in this Section 35).

(b) Notwithstanding anything to the contrary in the Offer Notice, in the event that Tenant provides an Exercise Notice, at closing Landlord shall deliver to Tenant, against payment of the purchase price, a limited warranty deed for the property in question, with release of dower if any, conveying good and marketable title to the same free and clear of all encumbrances, save and except for non-delinquent real estate taxes and non-delinquent general assessments, the City Agreements, service agreements (provided such service agreements are assigned to Tenant as of closing), the easement for the Access Drive contemplated under Section 8, utility easements, other easements, reservations, limitations and restrictions of record as of the Effective Date and those reservations, limitations or restrictions placed of record after the Effective Date which do not have a material adverse impact on Tenant’s continued use of the Premises contemplated by Section 14. At closing, Landlord shall also execute and deliver to Tenant a closing statement prepared by Tenant’s title company and acceptable to Landlord, an assignment of all other existing leases, a statement of representations and warranties as to the condition of the Building and the Land, including but not limited to the existence of hazardous materials, proposed zoning changes, existing service agreements to be assigned, and any pending litigation affecting the Building and the Land, an affidavit of title in form and content customarily used by title insurance companies in the Greater Cincinnati, Ohio area pertaining to matters concerning mechanic’s liens, notices of assessments, riparian rights, rights of persons in possession and other similar title matters, and such other documents reasonably requested by Tenant or its title company in order to consummate the closing of the transaction. Real estate taxes and general assessments, closing costs, utilities and other income and expenses for the property shall be prorated at closing, taking however into account the parties’ respective obligations for the same hereunder. Landlord shall be responsible for the cost of any conveyance fee, and for the cost of curing any title defects. Tenant shall be responsible for the cost of recording Landlord’s deed and any mortgage(s) obtained by Tenant.

36.	BANKRUPTCY

(a) In the event that Tenant shall become a debtor in a case filed under Chapter 7 or Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), all expenses incurred by Landlord or its lender in connection therewith (including without limitation in connection with any proposed assumption and/or assignment of this Lease), including attorneys’ fees and expenses (including those incurred in connection with any appellate proceedings), shall constitute Additional Rent and shall be paid by Tenant to Landlord or Lender, as the case may be, upon demand.

(b) In the event that Tenant shall become a debtor in a case filed under Chapter 11 of the Bankruptcy Code, or in a case filed under Chapter 7 of the Bankruptcy Code which is transferred to Chapter 11, no election by Tenant’s trustee or Tenant, as debtor-in-possession, to assume this Lease shall be permitted or effective unless (in addition to the conditions provided by the Bankruptcy Code or the court with jurisdiction over the case) (i) the assumption of this Lease will not breach or cause a default under any provision of any other lease, mortgage, financing arrangement or other agreement by which Landlord is bound, and (ii) the assumption of this Lease shall be in its entirety.

37.	TRANSFER OF LANDLORD’S INTEREST; LIMITATION OF LIABILITY

Tenant shall, in the event of the sale or assignment of Landlord’s interest in the Premises or in the event of any proceedings brought for the foreclosure of, or in the event of exercise of the power of sale under, or taking by deed in lieu of foreclosure of, any mortgage made by Landlord covering the Premises, give full and complete attornment to the purchaser and recognize the purchaser as Landlord under this Lease for the balance of the Term of this Lease, provided that such purchaser recognizes the rights of Tenant hereunder. In addition, Landlord shall have the right to transfer and assign, in whole or in part, its rights and obligations hereunder and in the Premises, and in such event and upon such transfer Landlord shall be released from any obligations accruing after the date of transfer provided that such successor assumes in writing all of such obligations accruing after the date of transfer, and Tenant agrees to look solely to such successor in interest of Landlord for the performance of such obligations accruing after such transfer. Nothing herein shall be construed to release Landlord from liability for the performance of obligations accruing prior to such transfer. Tenant acknowledges and agrees that (a) Tenant is entitled only to look to Landlord’s interest in the Premises for recovery of any judgment from Landlord; and (b) Landlord (and its members, partners, directors, officers or shareholders, as the case may be) shall never be personally liable for any personal judgment or deficiency decree or judgment against it. In no event shall Tenant have the right to levy its execution against any property of Landlord other than its interest in the Premises.

38.	TIME OF ESSENCE.

Time is of the essence for the performance of each term, condition and covenant of this Lease.

39.	ENTIRE AGREEMENT.

This Lease, including the attached exhibits, constitutes the entire agreement between Landlord and Tenant with respect to the Premises, and supersedes any other prior oral or written communications, representations or statements with respect to the transaction contemplated in this Lease. This Lease may not be modified, altered or amended in any manner except by an agreement in writing executed by the parties. If a court finds any provision of this Lease to be invalid, the remainder of the Lease shall be valid, enforceable and effective. This Lease shall inure to the benefit of, and be binding upon, Landlord and Tenant, and their respective successors and assigns.

40.	ATTORNEYS’ FEES.

Unless otherwise provided in this Lease, the non-prevailing party in any litigation, claim or action under this Lease shall promptly reimburse the prevailing party for all costs, including reasonable attorneys’ fees incurred by the prevailing party. For purposes of this Lease a prevailing party is the party so designated by a final non-appealing order from a court of competent jurisdiction.

41.	GOVERNING LAW.

This Lease and the rights and obligations of the parties hereto are governed by the laws of the State of Ohio.

42.	JURISDICTION.

Each party hereby irrevocably submits to the jurisdiction of any state or federal court sitting in Hamilton County, Ohio. Each party hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any action in any of the foregoing jurisdictions.

43.	WAIVER OF JURY TRIAL.

Each party hereby waives any right to a trial by jury in any action or proceeding to enforce or defend any rights under this Lease or arising from landlord-tenant relationship which is the subject of this Lease and agree that any such action or proceeding shall be tried before a court and not before a jury.

44.	PATRIOT ACT.

Landlord and Tenant, each as to itself, hereby represents its compliance with all applicable anti-money laundering laws, including, without limitation, the USA Patriot Act, and the laws administered by the United States Treasury Department’s Office of Foreign Assets Control, including, without limitation, Executive Order 13224 (“Executive Order”). Each of Landlord and Tenant further represents (i) that it is not, and it is not owned or controlled directly or indirectly by any person or entity, on the SDN List published by the United States Treasury Department’s Office of Foreign Assets Control and (ii) that it is not a person otherwise identified by government or legal authority as a person with whom a U.S. Person is prohibited from transacting business. As of the date hereof, a list of such designations and the text for the Executive Order are published under the internet website address www.ustreas.gov/offices/enforcement/ofac. If Landlord transfers its interest under this Lease, whether by sale of the Land or Premises or by assignment or by other means (including any transfer by operation of law), and the transferee, assignee or other successor to Landlord’s interest (collectively, “Transferee”) is not a subsidiary or affiliate of Landlord, then, in connection with such transfer, the Transferee shall warrant and represent to Tenant, at the time of such transfer, each of the foregoing warranties and representations set forth above.

45.	CONFIDENTIALITY.

Landlord and Tenant will not disclose any terms of this Lease to anyone other than their attorneys, accountants, employees, investors, lenders, or prospective purchasers who need to know of its content in order to perform their duties for Landlord and Tenant, or as necessary to enforce or defend their respective rights under this Lease or to analyze a prospective transaction involving this Lease or as required by Law or a court of Law. Landlord and Tenant shall not disclose any nonpublic financial information of the other party to anyone other than the disclosing party’s attorneys, accountants, employees, investors, lenders, or prospective purchasers who need to know of such financial information in order to perform their duties for the disclosing party, or as necessary to enforce or defend the disclosing party’s rights under this Lease or to analyze a prospective transaction involving this Lease or as required by Law or a court of Law. Prior to disclosure of this Lease or nonpublic financial information as permitted above, the party to whom this Lease or financial information is disclosed shall be informed of this confidentiality provision.

46.	CAPTIONS.

The captions and headings used in this Lease are for the purpose of convenience only and shall not be construed to limit or extend the meaning of any part of this Lease.

47.	STRICT CONSTRUCTION.

This Lease is intended to express the mutual intent of the parties hereto, and no rule of strict construction shall be applied against either Landlord or Tenant.

48.	EFFECT OF DELIVERY OF THIS LEASE; EFFECTIVE DATE

Tenant has delivered a copy of this Lease to Landlord for Landlord’s review only, and the delivery hereof does not constitute an offer to Landlord. This Lease shall be effective when a copy of the Lease executed by Landlord is delivered to and accepted by Tenant (such date as indicated beneath Tenant’s signature, the “Effective Date”). This section supersedes all conflicting provisions to the extent of any inconsistency.

49.	NET LEASE.

Except as otherwise specifically provided, this Lease is a “net” Lease. Tenant shall pay all rent and all other charges due under this Lease without notice or demand and free from any charges, taxes, assessments, impositions, claims, damages, expenses, deductions, set-offs, counterclaims, abatement, suspension or defense of any kind. It is the intention of the parties that the obligations of Tenant shall be separate and independent covenants, that the rent and all other charges payable by Tenant shall continue to be payable in all events, and that the obligations of Tenant shall continue unaffected unless the requirement to pay or perform the same shall have been terminated or modified pursuant to an express provision of this Lease. Except as otherwise specifically provided in this Lease, Tenant shall pay and be responsible to Landlord for all costs, expenses, obligations, liabilities and acts necessary or appropriate to and for, or arising in connection with, the proper use, operation, maintenance, care and occupancy of the Premises. Tenant waives all rights now or in the future conferred by law to quit, terminate or surrender this Lease or the Premises or to any abatement, suspension, deferment or reduction of the rent or any other charges and under this Lease, except as otherwise expressly provided in this Lease. Tenant waives, to the fullest extent waivable, the benefit of any present or future law that would permit Tenant to terminate this Lease or require Landlord to maintain, repair or otherwise incur costs with respect to the Premises.

50.	EXHIBITS AND SCHEDULES.

This Lease includes the following Exhibits and Schedules, each of which is incorporated as if fully rewritten herein:

Exhibit A	Legal Description of Land

Exhibit B	Site Plan

Exhibit C	Work Letter

Schedule 1	Building square footage determinations

Schedule 2	Operating Expense Proration by Phase

[Signature page follows]

The undersigned have caused this Lease to be executed by their duly authorized representatives.

LANDLORD:

PROJECT ANGEL, LLC, an Ohio non-profit limited liability company

By:	/s/ Deborah Bloomfield
Print Name: Deborah Bloomfield
Title: CFO of BSMH; Vice Chair of Project Angel, LLC.

STATE OF OHIO	)
	)	ss:
COUNTY OF HAMILTON	)

The foregoing instrument was acknowledged before me, a notary public, this 21 day of May, 2019, by Deborah Bloomfield the Vice Chair of Project Angel, LLC, an Ohio non-profit limited liability company, on behalf of such limited liability company

/s/ Michelle D. Smith
Notary Public
My Commission Expires: 11/13/2020

TENANT:

ENSEMBLE RCM, LLC, an Ohio non-profit limited liability company

By:	/s/ Charles A. Miller
Print Name: Charles A. Miller
Title: Chief Legal Officer

STATE OF LOUISIANA	)
	)	ss:
PARISH OF ORLEANS	)

The foregoing instrument was acknowledged before me, a notary public, this 20 day of May, 2019, by Charles A. Miller the Chief Legal Officer of Ensemble RCM LLC, an Ohio non-profit limited liability company, on behalf of such limited liability company

/s/ Ryan E. Beasley, Sr.
Notary Public
My Commission Expires: Upon Death